EXHIBIT 99.2

Press Release

Brazil : Total Resigns From its Role of Operator

in the Foz Do Amazonas Basin

Paris, September 7, 2020 – Total announces that it has notified its partners on August 19 about its resignation from its role of operator for five exploration blocks, located in the Foz do Amazonas Basin, 120 kilometers offshore Brazil. These exploration blocks are referenced as FZA-M-57, FZA-M-86, FZA-M-88, FZA-M-125 and FZA-M-127.

Total has informed the National Agency of Petroleum, Natural Gas and Biofuels (ANP) of this decision, that opens a period of 6-months during which a new operator will be appointed and to whom the operated activities will be handed over. During this period, Total has the duty to continue monitoring all regulatory processes on behalf of its partners Petrobras and BP.

Total in Brazil

Total has been present in Brazil for over 40 years and has more than 3,000 employees in the country. The Group operates in all segments: exploration and production, gas, renewable energies, lubricants, chemicals, and distribution.

Total Exploration & Production’s portfolio currently includes 24 blocks, with 10 operated. In 2019, the Group’s production in the country averaged 16,000 barrels of oil per day. In October 2019, a consortium led by Total was awarded Block C-M-541, located in the Campos Basin, in the 16th Bidding Round held by Brazil’s National Petroleum Agency (ANP).

In 2017, Total and Petrobras formed a Strategic Alliance encompassing exploration and production and gas, renewables and power activities. Through the Alliance, the two groups are implementing R&D projects on topics such as artificial intelligence leading to efficiency gains, with direct applications in Brazil. Total entered the fuel distribution market in Brazil with the acquisition in December 2018 of Grupo Zema’s distribution activities. Total thus owns a network of 280 service stations, as well as several storage facilities for petroleum products and ethanol.

About Total

Total is a broad energy company that produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total Contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com

Cautionary Note

This press release, from which no legal consequences may be drawn, is for information purposes only. The entities in which TOTAL SE directly or indirectly owns investments are separate legal entities. TOTAL SE has no liability for their acts or omissions. In this document, the terms “Total”, “Total Group” and Group are sometimes used for convenience. Likewise, the words “we”, “us” and “our” may also be used to refer to subsidiaries in general or to those who work for them.

This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TOTAL SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise.